APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Logwood Company, LLC

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Bank Fee Rebate	359.00
Beauty Care Line	
Conditioner Leave In - Get Up Stand Up	-10.00
Total Beauty Care Line	**-10.00**
Honey sales	689.25
PayPal Income	1,050.81
Refunds-Allowances	129.24
Sales	-4,931.63
Sales of Product Income	247,422.65
Products sales (deleted)	16,220.00
Total Sales of Product Income	**263,642.65**
Shipping Income	189.61
Total Income	**$261,118.93**
Cost of Goods Sold	
Cost of Goods Sold	56,620.53
Inventory Shrinkage	0.00
Supplies & Materials - COGS	370.00
Total Cost of Goods Sold	**$56,990.53**
GROSS PROFIT	**$204,128.40**
Expenses	
Advertising	20.00
Bank Fee	833.58
Business Credit Card Payment	536.43
Car lease	1,999.00
Freight & Delivery	9.74
gas	400.29
Insurance	2,181.02
Interest Expense	243.63
Job Materials	46.96
Legal & Professional Fees	1,764.46
Logding	209.10
Meals and Entertainment	1,229.07
Merchant Service Fee	462.16
Office Expenses	1,347.12
Office Supplies	1,089.12
Other General and Admin Expenses	20.26
Parking Business	35.02
PayPal Fees	234.56
Payroll Expenses	
Taxes	27.52
Wages	275.00
Total Payroll Expenses	**302.52**

	TOTAL
Promotional	73.14
QuickBooks Payments Fees	0.50
Shipping and delivery expense	46.89
Subcontractors	50.00
Supplies	14,271.20
T-Mobile Business Phone	92.03
Travel Air	841.94
Travel Ground	245.79
Uncategorized Expense	6,854.62
Total Expenses	**$35,440.15**
NET OPERATING INCOME	**$168,688.25**
NET INCOME	**$168,688.25**

Logwood Company, LLC

PROFIT AND LOSS
January - December 2017

	TOTAL
Income	
Bank Fee Rebate	2,205.93
Honey sales	1,774.77
PayPal Income	238.41
Sales	5,248.60
Sales of Product Income	55,587.82
Total Income	**$65,055.53**
Cost of Goods Sold	
Cost of Goods Sold	18,813.12
Supplies & Materials - COGS	8,000.00
Total Cost of Goods Sold	**$26,813.12**
GROSS PROFIT	**$38,242.41**
Expenses	
Bank Charges	25.00
Bank Fee	130.87
Business Credit Card Payment	828.77
Business Loan	1,676.29
Capital Business	71.44
Car lease	1,379.54
Freight & Delivery	67.00
gas	263.35
Insurance	482.24
Interest Expense	90.85
Ivy Lawson	9,443.11
Meals and Entertainment	493.50
Office Expenses	94.00
Office Supplies	1,209.31
PayPal Fees	12.81
Product Automation	11.00
QuickBooks Payments Fees	13.04
Shipping and delivery expense	59.54
Supplies	355.80
T-Mobile Business Phone	631.82
Travel	527.37
Travel Air	160.00
Travel Ground	56.34
Travel Meals	44.25
Uncategorized Expense	837.10
Van Lease	50.35
Total Expenses	**$19,014.69**
NET OPERATING INCOME	**$19,227.72**
NET INCOME	**$19,227.72**

Logwood Company, LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business credit card	364.61
Cash on hand	1,833.03
Deposit Bank for Square	1,948.29
Eastern Bank	6,278.09
Eastern Bank 2443	16,853.63
Eastern Bank2	158,530.84
PayPal	1,787.06
Rockland Trust	0.00
Santander Bank Checking	2,229.53
Santander Bank Saving	9,508.53
Utility	198.00
Total Bank Accounts	**$199,531.61**
Accounts Receivable	
Accounts Receivable (A/R)	8,558.39
Total Accounts Receivable	**$8,558.39**
Other Current Assets	
Inventory Asset	1,020.00
Uncategorized Asset	-7,830.11
Undeposited Funds	0.00
Total Other Current Assets	**$ -6,810.11**
Total Current Assets	**$201,279.89**
Fixed Assets	
Accumulated Depreciation	-1,600.00
Depreciable Assets	3,843.04
Total Fixed Assets	**$2,243.04**
TOTAL ASSETS	**$203,522.93**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Car note	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Capital One	6,825.94
Capital One Business	128.79
Capital One-1	0.00
Chase	533.50
Opening Balance	4,000.00
Total Credit Cards	**$11,488.23**

	TOTAL
Other Current Liabilities	
Accion- Loan Payable	1,957.12
Angela Motley-Loan Payable	0.00
Bercharm Mark South	0.00
ECSB - Line of Credit	100,000.00
Logwood Company, LLC Payable	24.67
Mabel White-Loan Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	2,526.26
Federal Unemployment (940)	61.72
MA Income Tax	1,675.98
MA Unemployment Tax	180.63
Total Payroll Liabilities	**4,444.59**
Sales Tax Payable	7.75
Total Other Current Liabilities	**$106,434.13**
Total Current Liabilities	**$117,922.36**
Long-Term Liabilities	
Business Loan repayment	-480.00
Total Long-Term Liabilities	**$ -480.00**
Total Liabilities	**$117,442.36**
Equity	
Opening Balance Equity	-137,010.05
Owner's Equity	5,352.01
Retained Earnings	51,620.77
Shareholder Contributions	0.00
Shareholder Distributions	-930.74
Shareholder's Undistributed Income	-1,639.67
Net Income	168,688.25
Total Equity	**$86,080.57**
TOTAL LIABILITIES AND EQUITY	**$203,522.93**

Logwood Company, LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	1,180.94
Deposit Bank for Square	1,948.29
Eastern Bank	6,278.09
Eastern Bank 2443	16,258.29
PayPal	25,107.92
Rockland Trust	0.00
Santander Bank Checking	2,039.23
Santander Bank Saving	4,815.53
Utility	66.00
Total Bank Accounts	**$57,694.29**
Accounts Receivable	
Accounts Receivable (A/R)	1,996.40
Total Accounts Receivable	**$1,996.40**
Other Current Assets	
Inventory Asset	1,020.00
Undeposited Funds	0.00
Total Other Current Assets	**$1,020.00**
Total Current Assets	**$60,710.69**
Fixed Assets	
Accumulated Depreciation	-1,600.00
Depreciable Assets	3,843.04
Total Fixed Assets	**$2,243.04**
TOTAL ASSETS	**$62,953.73**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Car note	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Capital One	6,825.94
Capital One Business	6,037.25
Capital One-1	0.00
Chase	533.50
Opening Balance	4,000.00
Total Credit Cards	**$17,396.69**
Other Current Liabilities	
Accion- Loan Payable	1,957.12
Angela Motley-Loan Payable	0.00

	TOTAL
Bercharm Mark South	0.00
Logwood Company, LLC Payable	24.67
Mabel White-Loan Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	2,463.38
Federal Unemployment (940)	60.07
MA Income Tax	463.03
MA Unemployment Tax	175.80
Total Payroll Liabilities	**3,162.28**
Sales Tax Payable	7.75
Total Other Current Liabilities	**$5,151.82**
Total Current Liabilities	**$22,548.51**
Long-Term Liabilities	
Business Loan repayment	-480.00
Total Long-Term Liabilities	**$ -480.00**
Total Liabilities	**$22,068.51**
Equity	
Opening Balance Equity	-13,517.15
Owner's Equity	5,352.01
Retained Earnings	32,393.05
Shareholder Contributions	0.00
Shareholder Distributions	-930.74
Shareholder's Undistributed Income	-1,639.67
Net Income	19,227.72
Total Equity	**$40,885.22**
TOTAL LIABILITIES AND EQUITY	**$62,953.73**

Logwood Company, LLC

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	168,688.25
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-6,561.99
Inventory Asset	0.00
Uncategorized Asset	7,830.11
Capital One Business	-5,908.46
ECSB - Line of Credit	100,000.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	62.88
Payroll Liabilities:Federal Unemployment (940)	1.65
Payroll Liabilities:MA Income Tax	1,212.95
Payroll Liabilities:MA Unemployment Tax	4.83
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**96,641.97**
Net cash provided by operating activities	**$265,330.22**
FINANCING ACTIVITIES	
Opening Balance Equity	-123,492.90
Net cash provided by financing activities	**$ -123,492.90**
NET CASH INCREASE FOR PERIOD	**$141,837.32**
Cash at beginning of period	57,694.29
CASH AT END OF PERIOD	**$199,531.61**

Logwood Company, LLC

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	19,227.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-864.00
Inventory Asset	0.00
Capital One Business	6,037.25
Opening Balance	4,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,173.25**
Net cash provided by operating activities	**$28,400.97**
FINANCING ACTIVITIES	
Business Loan repayment	-480.00
Opening Balance Equity	-6,456.97
Net cash provided by financing activities	**$ -6,936.97**
NET CASH INCREASE FOR PERIOD	**$21,464.00**
Cash at beginning of period	36,230.29
CASH AT END OF PERIOD	**$57,694.29**

I, ___Ivy Lawson_____, certify that:

(1) The financial statements of Logwood Company, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Logwood Company, LLC included in this Form reflects accurately the information reported on the tax return for Logwood Company, LLC for the fiscal years ended 2017 Please note that an extension was filed for fiscal year ended 2018, as of the date of this Form C.

Signature: *Ivy Lawson* 8/28/2019
DocuSigned by:
30202813F828467...

Name: ___Ivy Lawson_____

Title: ___Founder & CEO_____